UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 18, 2022 titled “Arcos Dorados Announces Commencement of Cash Tender Offers for any and all of its outstanding 6.625% Notes due 2023 (CUSIP NOS. 03965U AB6/ G0457F AD9) and up to U.S.$150,000,000 Aggregate Principal Amount of its Outstanding 5.875% Notes due 2027 (CUSIP NOS. 03965U AC4/ G0457F AC1)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 18, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS FOR

ANY AND ALL OF ITS OUTSTANDING 6.625% NOTES DUE 2023
(CUSIP NOS. 03965U AB6/ G0457F AD9)

AND

UP TO U.S.$150,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 5.875% NOTES DUE 2027 (CUSIP NOS. 03965U AC4/ G0457F AC1)

Montevideo, Uruguay, April 18, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced the commencement of an offer to purchase for cash (1) any and all of its outstanding 6.625% Notes due 2023 (the “2023 Notes”) (the “2023 Notes Tender Offer”); and (2) up to U.S.$150,000,000 (the “2027 Notes Maximum Purchase Amount”) of its outstanding 5.875% Notes due 2027 (the “2027 Notes” and, together with the 2023 Notes, the “Notes”) (the “2027 Notes Tender Offer” and, together with the 2023 Notes Tender Offer, the “Tender Offers”). The Tender Offers are being made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated April 18, 2022 (the “Offer to Purchase”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The table below summarizes certain payment terms for the Notes:

Notes	CUSIP and ISIN Number(s)	Principal Amount Outstanding	Late Tender Offer Consideration(1)	Early Tender Premium(1)	Total Consideration(1)
6.625% Notes due 2023	CUSIP: 03965U AB/ G0457F AD9 ISIN: US03965U AB6/ USG0457F AD99	U.S.$201,763,000	N/A	N/A	U.S.$1,053.60
5.875% Notes due 2027	CUSIP: 03965U AC4/ G0457F AC1 ISIN: US03965U AC45/ USG0457F AC17	U.S.$535,986,000	U.S.$999.38	U.S.$30.00	U.S.$1,029.38

(1)	Per U.S.$1,000 principal amount of applicable Notes, validly tendered and accepted for purchase, plus Accrued Interest (as defined in the Offer to Purchase).

The 2023 Notes Tender Offer will expire at 5:00 p.m., New York City time, on April 22, 2022, or any other date and time to which Arcos Dorados extends the 2023 Notes Tender Offer (such date and time, as it may be extended with respect to the 2023 Notes Tender Offer, the “2023 Notes Expiration Time”). Holders of 2023 Notes must validly tender their 2023 Notes at or prior to the 2023 Notes Expiration Time and not validly withdraw them at or prior to the applicable Withdrawal Deadline (as defined in the Offer to Purchase) in order to be eligible to receive the 2023 Notes Total Consideration (as defined in the Offer to Purchase) plus Accrued Interest for such 2023 Notes. Tendered 2023 Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline but not thereafter.

The 2027 Notes Tender Offer will expire at 11:59 p.m., New York City time, on May 13, 2022, or any other date and time to which Arcos Dorados extends the 2027 Notes Tender Offer (such date and time, as it may be extended with respect to the 2027 Notes Tender Offer, the “2027 Notes Expiration Time” and each of the 2023 Notes Expiration Time and 2027 Notes Expiration time, an “Expiration Time”).

Holders of 2027 Notes must validly tender their 2027 Notes prior to or at 5:00 p.m., New York City time, on April 29, 2022 (such date and time, as it may be extended with respect to the 2027 Notes, the “Early Tender Date”) and not validly withdraw their 2027 Notes prior to the applicable Withdrawal Deadline, to be eligible to receive the 2027 Notes Total Consideration (as defined in the Offer to Purchase) plus Accrued Interest for such 2027 Notes. If Holders of 2027 Notes validly tender 2027 Notes after the Early Tender Date but prior to or at the 2027 Notes Expiration Time, such Holders will only be eligible to receive the Late Tender Offer Consideration (as defined in the Offer to Purchase) plus Accrued Interest. Tendered 2027 Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline but not thereafter.

The obligation of Arcos Dorados to purchase Notes in the Tender Offers is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer Documents. Arcos Dorados reserves the right, in its sole discretion, to amend or terminate any of the Tender Offers at any time.

With respect to the 2027 Notes Tender Offer, Arcos Dorados will only accept for purchase 2027 Notes in an aggregate principal amount that will not exceed the 2027 Notes Maximum Purchase Amount of U.S.$150,000,000. The purchase of either series of Notes is not conditioned upon the purchase of the other series of Notes. However, any 2027 Notes validly tendered in the 2027 Notes Tender Offer and accepted for purchase will be accepted for purchase by Arcos Dorados based on the 2027 Notes Maximum Purchase Amount and may be subject to proration, as more fully described in the Offer to Purchase.

The Tender Offers are being made in connection with a proposed offering of U.S. dollar denominated senior notes (the “New Notes”) to be issued by Arcos Dorados B.V., a subsidiary of Arcos Dorados (the “Proposed New Notes Offering”). The Proposed New Notes Offering will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.

If an offering of New Notes is announced, tendering Holders who wish to tender their 2023 Notes or 2027 Notes for cash and also subscribe for the New Notes should quote a unique identifier code corresponding to the New Notes being subscribed (“Unique Identifier Code”), which can be obtained by contacting any of the Dealer Managers, in their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”) or Electronic Acceptance Instruction. A Unique Identifier Code is not required for a Holder to tender its Notes, but if a tendering Holder wishes to subscribe for the New Notes, such Holder should obtain a Unique Identifier Code from a Dealer Manager and enter the Unique Identifier Code in its ATOP.

If the proposed offering of New Notes is announced, Arcos Dorados will review tender instructions received on or prior to the pricing date of the New Notes, and may give priority to those investors tendering with Unique Identifier Codes in connection with the allocation of New Notes. However, no assurances can be given that any Holder that tenders its Notes will be given an allocation of New Notes at the levels it may subscribe for, or at all.

The information and tender agent for the Tender Offers is Global Bondholder Services Corporation. To contact the information and tender agent, banks and brokers may call +1 (212) 430-3774, and others may call U.S. toll-free: +1 855-654-2014 or email contact@gbsc-usa.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier: 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission: (for eligible institutions only) +1 (212) 430-3775 Attention: Corporate Actions Confirmation by Telephone +1 (212) 430-3774

Copies of each of the Offer Documents are available at the following web address: www.gbsc-usa.com/arcos

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The dealer managers for the Tender Offers are:

Citigroup Global Markets Inc.

388 Greenwich Street, 4th Floor Trading
New York, New York 10013
Attn: Liability Management Group
Telephone (U.S. Toll Free):
+ 1 (800) 558 3745
Telephone (U.S.):
+ 1 (212) 723 6106

Itaú BBA USA Securities Inc. 540 Madison Avenue, 24th Floor New York, New York 10022 Attn: Debt Capital Markets Telephone (U.S. Toll Free): +1 (888) 770-4828 Telephone (U.S.): +1 (212) 710-6749	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attn: Latin America Debt Capital Markets Telephone (U.S. Toll Free): +1 (866) 846-2874 Telephone (U.S.): +1 (212) 834-7279	Santander Investment Securities Inc. 45 East 53rd Street New York, NY 10022 Attn: Liability Management Group Telephone (U.S. Toll Free): +1 (855) 404-3636 Telephone (U.S.): +1 (212) 940-1442

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offers are made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer to Purchase and the Notice of Guaranteed Delivery. None of Arcos Dorados, the dealer managers or the information and tender agent makes any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offers.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

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